UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2025

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On April 22, 2025, the Federal Home Loan Bank of Chicago (the Bank) issued a press release to report selected preliminary unaudited financial results for the quarter ended March 31, 2025. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this Report).

The information being furnished pursuant to Items 2.02 on this Report and the information contained in Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

On April 22, 2025, the Bank declared a dividend for the first quarter of 2025 and announced dividend guidance for the next two quarters. Attached as Exhibit 99.2 to this Report is a copy of the letter to members containing the dividend announcement. The letter to members includes the Bank's preliminary first quarter 2025 financial results press release, which is filed herewith.

Any anticipated future dividend rates are not a guarantee or a commitment by the Bank regarding the payment of any dividends or the level of dividends. Market conditions may be unpredictable and their impact on the Bank's results of operations and financial condition, as well as any changes in applicable regulatory or other requirements, may affect the Bank's ability to declare dividends or to pay dividends at such anticipated rates.

This Report uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on the Bank's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect the Bank, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events; changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); the Bank's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made herein. In addition, the Bank reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, the Bank cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) *Exhibits.* The following exhibits are being furnished herewith:

Exhibit No.	Description
99.1	Press release, dated April 22, 2025, regarding unaudited first quarter financial results
99.2	Member letter, dated April 22, 2025, regarding first quarter dividend
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: April 22, 2025

By: /s/ Virxhini Gjonzeneli

Virxhini Gjonzeneli

Executive Vice President and Chief Financial Officer

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

CONTACT: Heather Bockstruck, 312.565.5282
hbockstruck@fhlbc.com

FHLBank Chicago Announces Q1 2025 Financial Highlights

Chicago – April 22, 2025 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the first quarter of 2025.

"As we embark on a new year, we reaffirm our commitment to being a strong and reliable source of liquidity to our members and the communities they serve," said Michael Ericson, president and chief executive officer of FHLBank Chicago. "Our financial success enables us to reinvest through our members back into our district with lending and grant programs that increase housing supply and affordability, stimulate local economies and create more resilient communities."

First Quarter 2025 Financial Highlights

- Net income was $158 million, compared to $182 million for the first quarter of 2024 due, in part, to interest rates declining quarter-over-quarter, decreasing net interest income. Additionally, the rise in noninterest expense from increased contributions to housing and community development initiatives also contributed to the decline in net income.
- Total assets decreased to $126.1 billion, compared to $129.1 billion at December 31, 2024, with the change mostly due to a decrease in our liquidity portfolio.
- Advances outstanding remained stable at $56.0 billion, compared to $55.8 billion at December 31, 2024.
- Mortgage loans held for portfolio through the Mortgage Partnership Finance® (MPF®) Program increased to $13.5 billion, compared to $13.3 billion at December 31, 2024, primarily attributable to new acquisition volume that outpaced paydown activity.

Ongoing Commitment to Housing and Community Development

FHLBank Chicago has allocated $52 million toward its 2025 Affordable Housing Program (AHP) General Fund, to subsidize the acquisition, new construction, and/or rehabilitation of affordable rental or owner-occupied housing. The competitive round will be open May 12 through June 20, 2025.

The 2025 Downpayment Plus® (DPP®) grant programs opened this February with a budget of $46 million. These programs allow participating members to help their income-eligible borrowers with down payment and closing costs of up to $10,000.

To help members fund affordable housing and economic development needs in their communities, FHLBank Chicago offers Community Advances at below market rates and $365 million was funded in the first quarter of 2025.

The MPF Program has an impact on housing finance and affordability. During the first quarter of 2025, 39% of mortgages purchased for investment or securitized through MPF products at FHLBank Chicago were made to low-income borrowers or communities.

EXHIBIT 99.1



Additionally, FHLBank Chicago has committed more than $8 million to its Community First[®] grant programs in 2025 to target affordable housing development and expand access to financial education.

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. The Form 10-Q for the quarter ending March 31, 2025, is expected to be filed with the Securities and Exchange Commission (SEC) next month.

EXHIBIT 99.1



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	March 31, 2025	December 31, 2024	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$ 25,630	$ 29,715	(14)%
Investment debt securities	30,333	29,560	3 %
Advances	55,990	55,847	— %
MPF Loans held in portfolio, net of allowance for credit losses	13,532	13,320	2 %
Other	649	670	(3)%
Assets	$ 126,134	$ 129,112	(2)%
Consolidated obligation discount notes	$ 35,083	$ 36,739	(5)%
Consolidated obligation bonds	80,015	81,859	(2)%
Other	2,180	1,894	15 %
Liabilities	117,278	120,492	(3)%
Capital stock	3,383	3,267	4 %
Retained earnings	5,397	5,311	2 %
Accumulated other comprehensive income (loss)	76	42	81 %
Capital	8,856	8,620	3 %
Total liabilities and capital	$ 126,134	$ 129,112	(2)%
Member standby letters of credit - off-balance sheet	$ 11,833	$ 12,908	(8)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended March 31,		
	2025	2024	Change
Interest income	$ 1,488	$ 1,775	(16)%
Interest expense	(1,252)	(1,528)	(18)%
Net interest income	236	247	(4)%
Reversal of (provision for) credit losses	1	—	— %
Net interest income after reversal of (provision for) credit losses	237	247	(4)%
Noninterest income (loss)	19	24	(21)%
Noninterest expense	(80)	(69)	16 %
Income before assessments	176	202	(13)%
Affordable Housing Program assessment	(18)	(20)	(10)%
Net income	$ 158	$ 182	(13)%
Average interest-earning assets	$ 127,060	$ 127,659	— %
Net interest income yield on average interest-earning assets	0.74 %	0.77 %	(0.03)%

EXHIBIT 99.1



About the Federal Home Loan Bank of Chicago

FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

"Community First", "Downpayment Plus Program", "DPP", "Mortgage Partnership Finance", and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events; changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock);FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

###

EXHIBIT 99.2



April 22, 2025

FHLBank Chicago Announces Q1 2025 Financial Highlights

The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the first quarter of 2025.

"As we embark on a new year, we reaffirm our commitment to being a strong and reliable source of liquidity to our members and the communities they serve," said Michael Ericson, president and chief executive officer of FHLBank Chicago. "Our financial success enables us to reinvest through our members back into our district with lending and grant programs that increase housing supply and affordability, stimulate local economies and create more resilient communities."

First Quarter 2025 Financial Highlights

- Net income was $158 million, compared to $182 million for the first quarter of 2024 due, in part, to interest rates declining quarter-over-quarter, decreasing net interest income. Additionally, the rise in noninterest expense from increased contributions to housing and community development initiatives also contributed to the decline in net income.
- Total assets decreased to $126.1 billion, compared to $129.1 billion at December 31, 2024, with the change mostly due to a decrease in our liquidity portfolio.
- Advances outstanding remained stable at $56.0 billion, compared to $55.8 billion at December 31, 2024.
- Mortgage loans held for portfolio through the Mortgage Partnership Finance® (MPF®) Program increased to $13.5 billion, compared to $13.3 billion at December 31, 2024, primarily attributable to new acquisition volume that outpaced paydown activity.

Ongoing Commitment to Housing and Community Development

FHLBank Chicago has allocated $52 million toward its 2025 Affordable Housing Program (AHP) General Fund, to subsidize the acquisition, new construction, and/or rehabilitation of affordable rental or owner-occupied housing. The competitive round will be open May 12 through June 20, 2025.

The 2025 Downpayment Plus® (DPP®) grant programs opened this February with a budget of $46 million. These programs allow participating members to help their income-eligible borrowers with down payment and closing costs of up to $10,000.

To help members fund affordable housing and economic development needs in their communities, FHLBank Chicago offers Community Advances at below market rates and $365 million was funded in the first quarter of 2025.

The MPF Program has an impact on housing finance and affordability. During the first quarter of 2025, 39% of mortgages purchased for investment or securitized through MPF products at FHLBank Chicago were made to low-income borrowers or communities.

Additionally, FHLBank Chicago has committed more than $8 million to its Community First® grant programs in 2025 to target affordable housing development and expand access to financial education.

EXHIBIT 99.2



For more financial details, please refer to the <u>Condensed Statements of Income and Statements of Condition</u>. The Form 10-Q for the quarter ending March 31, 2025, is expected to be filed with the Securities and Exchange Commission (SEC) next month.

[Includes a "View Preliminary Financial Statements button" that links to preliminary financial statements filed in Exhibit 99.1]

Q1 2025 Dividend Declared

FHLBank Chicago's Board of Directors declared a 9.25% (annualized) dividend for Class B1 activity stock and a 4.35% (annualized) dividend for Class B2 membership stock, based on preliminary financial results for the first quarter of 2025. Dividends will be paid to member DID accounts on May 15, 2025.

FHLBank Chicago pays a higher dividend per share on activity stock compared to membership stock to recognize members that support the cooperative by using our products. It has the effect of enhancing the benefits of using the Bank either by lowering the cost on advances and letters of credit or improving the return on Mortgage Partnership Finance® (MPF®) Traditional loans sold. This net benefit of the higher dividend received on Class B1 activity stock lowers your borrowing costs by an estimated 21.57 basis points*.

FHLBank Chicago expects to maintain at least an 8.75% (annualized) dividend for Class B1 activity stock for the second and third quarters of 2025, based on current projections and assumptions regarding our financial condition. This information is being provided to assist members in planning their activity with FHLBank Chicago. Any future dividend payments remain subject to determination and declaration by FHLBank Chicago's Board of Directors and may be impacted by changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

*Reflects Class B1 activity stock dividend as a reduction to the assumed advance rate, based on a Class B1 dividend rate of 9.25% for Q1 2025, an opportunity cost of buying stock (estimated to be the Q1 2025 U.S. Federal Reserve Average Federal Funds Rate of 4.33%), and 4.50% advance capitalization for illustration purposes only.

EXHIBIT 99.2



Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events; changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

"Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.